UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54472 / September 20, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12423

In the Matter of :	
:	**ORDER INSTITUTING PROCEEDINGS,**
Naturally Niagara Beverage :	**MAKING FINDINGS, AND REVOKING**
Corporation :	**REGISTRATION OF SECURITIES PURSUANT**
(and its successors), n/k/a :	**TO SECTION 12(j) OF THE SECURITIES**
Everyones Italian.Com Inc. :	**EXCHANGE ACT OF 1934**
:	
Respondent. :	
:	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Naturally Niagara Beverage Corporation (and its successors), now known as Everyones Italian.Com Inc. ("Naturally Niagara Beverage Corporation" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   <u>Naturally Niagara Beverage Corporation</u> (CIK No. 1137010), now known as Everyones Italian.Com Inc. and located in Toronto, Canada, was formed as a Delaware Corporation on December 18, 1996. The company's common stock has been registered with the Commission under Section 12(g) of the Exchange Act since March 22, 2001. It is currently traded in the inter-dealer market (symbol "EVYI").

2.   On December 10, 2002, Naturally Niagara Beverage Corporation changed its name to Delawana Springs Pure Beverage Corp., a Delaware Corporation, and on July 7, 2005 further changed its name to Everyones Italian.Com Inc., a Delaware Corporation. On October 21, 2005, Everyones Italian.Com Inc., a Delaware Corporation, merged into Everyones Italian.Com Inc., a Wyoming Corporation, which became the surviving company. Thus Naturally Niagara Beverage Corporation is now known as Everyones Italian.Com Inc., a Wyoming Corporation, which is its successor in interest.

3.   Naturally Niagara Beverage Corporation (and its successors, the most recent of which is Everyones Italian.com Inc.), has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while the company's common stock was registered with the Commission, in that it has never filed any annual, periodic, or quarterly reports since registering its common stock under the Exchange Act on March 22, 2001 (<u>see</u> Appendix 1).

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary

Appendix 1

Chart of Delinquent Filings

Company Name	Form Type	Period Ended	Due Date	Date Received	Months Delinquent (rounded up)
Naturally Niagara Beverage Corporation (and its successors)					
	10-QSB	06/30/01	08/14/01	Not filed	57
	10-QSB	09/30/01	11/14/01	Not filed	54
	10-KSB	12/31/01	04/01/02	Not filed	50
	10-QSB	03/31/02	05/15/02	Not filed	48
	10-QSB	06/30/02	08/14/02	Not filed	45
	10-QSB	09/30/02	11/14/02	Not filed	42
	10-KSB	12/31/02	03/31/03	Not filed	38
	10-QSB	03/31/03	05/15/03	Not filed	36
	10-QSB	06/30/03	08/14/03	Not filed	33
	10-QSB	09/30/03	11/14/03	Not filed	30
	10-KSB	12/31/03	03/31/04	Not filed	27
	10-QSB	03/31/04	05/17/04	Not filed	24
	10-QSB	06/30/04	08/16/04	Not filed	21
	10-QSB	09/30/04	11/15/04	Not filed	18
	10-KSB	12/31/04	03/31/05	Not filed	15
	10-QSB	03/31/05	05/16/05	Not filed	12
	10-QSB	06/30/05	08/15/05	Not filed	9
	10-QSB	09/30/05	11/15/05	Not filed	6
	10-KSB	12/31/05	03/31/06	Not filed	2
	10-QSB	03/31/06	05/15/06	Not filed	1

Total Filings Delinquent   20